UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SYNTEC OPTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41034
(State or other jurisdiction of incorporation)	(Commission File Number)

515 Lee Rd. Rochester, New York	14606
(Address of principal executive offices)	(Zip Code)

Dean Rudy, Chief Financial Officer, (585) 768-2513

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended December 31, ________

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Syntec Optics Holdings, Inc. has filed a Conflict Minerals Report herewith as Exhibit 1.01 to this Form SD pursuant to Rule 13p-1 for the period from January 1, 2024 to December 31, 2024.

A copy of the Company’s Conflict Minerals Report for the period from January 1, 2024 to December 31, 2024 is also publicly available at www.sec.gov website.

Item 1.02 Exhibit

The Company has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report as required by Item 1.01 of this Form.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Syntec Optics Holdings, Inc.
(Registrant)

Date: May 12, 2025	By:	/s/ Dean Rudy
Dean Rudy
Chief Financial Officer